SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the nine-month period ended September 30, 2005

Commission File Number 333-11084

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the nine-month period ended September 30, 2005. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the most recent balance sheet. Accordingly, all of the financial information included in this Form 6-K is presented in constant Pesos as of September 30, 2005, unless otherwise noted for the convenience of the reader.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect”, “anticipate” and similar expressions that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	competition in long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for capital;

•	general economic conditions;

•	performance of financial markets and its effect on our ability to refinance our obligations when they come due;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004

Revenues

Total revenues during the nine-month period ended September 30, 2005 decreased 27.0%, or Ps. 1,083.1 million, to Ps. 2,933.8 million from Ps. 4,017.0 million in the same period of the 2004, due to the reduction in our long distance revenues, as a result of lower international long distance rates, which was only partially offset by our increase in data, internet and local services revenues.

Long Distance. Revenues derived from our long distance services for the nine-month period ended September 30, 2005 decreased 45.6%, or Ps. 1,278.9 million, to Ps. 1,527.7 million from Ps. 2,806.5 million in the same period in 2004. The decrease in revenue was mainly due to the reduction of international long distance rates. The decrease in international rates was mainly attributable to the expiration in August of 2004 of the proportionate return system. Total volume of minutes handled increased 4.9% to 2,848.4 million in the nine-month period ended September 30, 2005 from 2,715.6 million minutes for the same period of 2004. The increase in volume is primarly due to greater inbound traffic. Total lines in service decreased 1.0% from 495,391 at September 30, 2004 to 450,569 at September 30, 2005 as a result of focusing our strategy on medium and large business customers and high-usage residential customers. As a percentage of total revenues, long distance revenues represented 52.1% and 69.9% of our total revenues during the nine-month periods ended September 30, 2005 and September 30, 2004, respectively.

Data, Internet and Local Services. During the nine-month period ended September 30, 2005, data, internet and local service revenues reached Ps. 1,406.2 million, a 16.2%, or Ps. 195.7 million, increase from the Ps. 1,210.4 million of data, internet and local services revenue recorded during the same period of 2004. This increase was primarily due to the sustained growth of our internet and local services. Our data, internet and local service segment has consistently increased its share of our revenue and represented 47.9% of our total revenues during the nine-month period ended September 30, 2005, compared to 30.1% during the same period in 2004.

Cost of services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses paid on a per-minute basis primarily to Teléfonos de México, S.A. de C.V., (“Telmex”), international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services decreased 49.8%, or Ps. 1,059.3 million, to Ps. 1,066.6 million for the nine-month period ended September 30, 2005 from Ps. 2,125.9 million recorded during the nine-month period ended September 30, 2004. The reduction in cost of services was the result of a 60.7% decrease in cost of the long distance services, to Ps. 719.7 million for the nine-month period ended September 30, 2005 from Ps. 1,832.9 million recorded during the same period of 2004, while the cost of data, internet and local services increased 18.4%, to Ps. 346.9 million for the nine-month period ended September 30, 2005 from Ps. 293.0 million recorded during the same period of 2004. The reduction in cost of the long distance services was primarily due to the reduction in international settlement payments as a result of lower international rates and the reduction of surcharges related to other international services that we no longer provide.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the nine-month period ended September 30, 2005 decreased 1.3%, or Ps. 23.8 million, to Ps. 1,867.3 million from Ps. 1,891.1 million in the same period in 2004.

Our gross profit declined due to the reduction in our long distance service revenues, which was largely offset by the increase in revenues of our high margin services such as data, internet and local. Our gross margin, defined as gross profit as a percentage of total revenues, was 63.6% in the nine-month period ended September 30, 2005 as compared to 47.1% reported in the same period in 2004.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 2.0%, or Ps. 21.9 million, to Ps. 1,055.1 million in the nine-month period ended September 30, 2005 from Ps. 1,077.0 million recorded in the same period in 2004.

For the nine-month period, ended September 30, 2005 and September 30, 2004, administration, selling and other operating expenses represented 36.0% and 26.8% of total revenues, respectively. This increase was primarily the result of our declining revenues, which do not directly result in declining administrative, selling and other operating expenses.

Depreciation and amortization

Depreciation and amortization decreased 6.5%, or Ps. 46.6 million, to Ps. 675.0 million in the nine-month period ended September 30, 2005, from Ps. 721.6 million for the same period of 2004. This decrease is mainly the result of an accelerated depreciation of voice equipment during the nine-month period of 2004, which did not occur during 2005.

Operating income

Operating income reached Ps. 137.1 million in the nine-month period ended September 30, 2005 compared to Ps. 92.5 million recorded in the nine-month period ended September 30, 2004. This increase is due to a lower depreciation and amortization, as our gross profit and our operating expenses during the nine-month period ended September 30, 2005 and 2004 were stable.

Comprehensive financial result

During the nine-month period ended September 30, 2005, our comprehensive financial loss was Ps. 105.9 million, compared to a Ps. 255.7 million loss reported during the same period in 2004. The following table sets forth our comprehensive financial results for the periods under review:

	Nine-month period ended September 30,
	(in millions of constant pesos)
	2004	2005
Interest expense	(354.6)	(339.3)
Interest income	11.4	20.5
Exchange (loss) gain, net	(54.2)	145.8
Gain from monetary position	141.7	67.1

Comprehensive financial result, net	(255.7)	(105.9)

Since all of our indebtedness is U.S. dollar-denominated and since there was a 4.9% appreciation of the Peso against the U.S. dollar for the period September 30, 2004 through September 30, 2005, interest expense decreased 4.3%, or Ps. 15.3 million, to Ps. 339.3 million in the nine-month period ended September 30, 2005, from Ps. 354.6 million in the same period of the previous year.

Interest income increased to Ps. 20.5 million in the nine-month period ended September 30, 2005, from Ps. 11.4 million recorded in the comparable period of 2004, due to a higher average cash balance and higher interest rates.

Exchange gain for the nine-month period ended September 30, 2005 was Ps. 145.8 million compared to an exchange loss of Ps. 54.2 million recorded during the same period of 2004. We recorded a foreign exchange gain as a result of a 3.7% appreciation of the Peso against the U.S. dollar during the nine-month period ended September 30, 2005, while during the same period of 2004 the Peso depreciated 1.6% against the U.S. dollar.

Gain from monetary position totaled Ps. 67.1 million for the nine-month period ended September 30, 2005 compared to Ps. 141.7 million for the nine-month period ended September 30, 2004. The decrease is primarily due to a lower Mexican inflation of 1.7% for the nine-month period ended September 30, 2005, compared to 3.4% inflation recorded for the same period of 2004, coupled with a slight decrease in our net monetary position.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject to the payment of income taxes and asset taxes, which are computed and paid separately by each entity. For the nine-month periods ended September 30, 2005 and September 30, 2004, Servicios Alestra recorded an asset tax of Ps. 2.3 million and Ps. 3.1 million, respectively. We have generated substantial tax losses; accordingly, we have not recorded any income tax provisions in our consolidated income statements for the nine-month periods ended September 30, 2005 or September 30, 2004.

Net Income (loss)

During the nine-month period ended September 30, 2005 we recorded a net income of Ps. 9.2 million compared to a net loss of Ps. 180.1 million during the same period of 2004. This result during the nine-month period of 2005 was caused by higher operating income coupled with a lower comprehensive financial loss as a result of an exchange gain, as compared to the same period of 2004.

Current Liquidity

As of September 30, 2005, December 31, 2004 and September 30, 2004 we had Ps. 991.6 million, Ps. 645.2 million and Ps. 847.7 million of unrestricted cash available, respectively. Our unrestricted cash balance increased Ps. 143.9 million from September 30, 2004 to September 30, 2005 due to our continuing positive operating results. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of September 30, 2005, we had cash of Ps. 115.3 million and temporary investments of Ps. 897.5 million, of which Ps. 896.3 million are in U.S. dollar-denominated instruments and Ps. 1.2 million are in Peso-denominated instruments.

In our opinion, our current cash balance is sufficient for our present requirements.

As of September 30, 2005, December 31, 2004 and September 30, 2004, our ratio of current assets to current liabilities was 1.20x, 1.80x and 1.48x, respectively. Our ratio of current assets to current liabilities as of September 30, 2005 includes as current liabilities the total principal amortization of the corresponding Senior Notes due 2006 that will be payable on May 2006 and also the corresponding amortization of the Senior Notes due 2010 that will be payable on December 2005 and June 2006.

	As of September 30, 2005			As of December 31, 2004			As of September 30, 2004
	(in millions of constant pesos, excluding ratios)

Unrestricted cash balance	Ps.	991.6		Ps.	645.2		Ps.	847.7
Current ratios (times)		1.20	x		1.80	x		1.48	x

Net debt during the nine-month period ended September 30, 2005 was reduced by $27.5 million to $310.5 million from $338.0 million recorded on December 31, 2004, which is also lower than the $332.5 million of net debt as of September 30, 2004. The reduction in net debt from December 31, 2004 to September 30, 2005 is mainly explained by a $37.1 million increase in our cash balance and a $9.1 million increase in current interest accruals.

On November 15, 2005 we paid the holders of our Senior Notes due 2006 and 2009 interest in the amount of $5.1 million dollars from our internally-generated funds.

Capital expenditures during the nine-month period ended September 30, 2005 amounted to Ps. 243.3 million, Ps. 34.7 million lower than the Ps. 278.0 million invested in the same period of 2004. Since several important projects are schedule to begin in the last quarter of this year, we expect an increase in our capital expenditures in the following months.

Indebtedness

As of September 30, 2005, $304 million aggregate principal amount of our 8% Senior Notes due 2010, which pay interest semi-annually in cash in arrears on June 30 and December 30, were outstanding. We also had outstanding $37.1 million aggregate principal amount of our 12.125% Senior Notes due 2006 and $45.9 million of our 12.625% Senior Notes due 2009, which pay interest semi-annually in cash in arrears on May 15 and November 15.

We have an outstanding credit facility with Hewlett Packard de México, S.A. de C.V. which is being paid through monthly principal amortizations and is subject to an average annual fixed interest rate of 6.9%. As of September 30, 2005, the balance of the credit facility was $3.6 million dollars.

In addition, we have a capital lease contract for telecommunications equipment with The Capita Corporation de Mexico, S.A. de C.V., with a balance as of September 30, 2005 of $2.5 million dollars, which is subject to an average annual fixed interest rate of 8.8%. Final maturity of this facility is in May 2008.

Legal Proceedings

Senior Notes Litigation

In September 2003, WRH Global Securities Pooled Trust, or WRH, commenced an action against us, our equity holders and the trustee of the indentures governing our Senior Notes due 2006 and our Senior Notes due 2009 in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin us from consummating our exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against us to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003.

We moved, and WRH cross-moved, for summary judgment on WRH’s claim that its Senior Notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling, the court granted our motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004.

In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its Senior Notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the Senior Notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, we, our equity holders and the trustee of the indentures governing our Senior Notes due 2006 and 2009 moved to dismiss the amended complaint. The motion to dismiss the amended complaint has been fully briefed and is pending before the Court.

Recent Developments

After November 18, 2005, following the consummation of the merger of AT&T Corp. (the owner of 100% of AT&T Telecom Mexico, Inc (“AT&T Mexico”), our 49% shareholder) with SBC Communications Inc., which was renamed AT&T Inc. (“New AT&T Parent”) (the “SBC-AT&T Merger”), we and our shareholders amended our Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) to modify our corporate governance and certain other provisions. We also amended the Amended and Restated Service Mark License Agreement between AT&T Corp. and us (the “Service Mark License Agreement”), the AT&T Global Network Cooperation Agreement between AT&T Corp. and us (the “AGN Agreement”) and our bylaws (the “Bylaws”).

Governance Provisions

We and our shareholders amended the Joint Venture Agreement and the Bylaws to eliminate the requirement that certain corporate actions only be taken on the affirmative vote of each of the partners. The affirmative vote of each of the partners is no longer required for, among other things:

•	the approval or modification of our annual budget or business plan,

•	the making of significant capital expenditures,

•	the election or removal of our chief executive officer,

•	the entering into modification or termination of material contracts,

•	any change in regulatory policy,

•	the approval of grants under any compensation plan for our chief executive officer and other executive officers (although adoption or modification of the underlying plans is still subject to approval by an affirmative vote of each of the partners).

As a result of the amendment, our board of directors now has the authority to take the actions described above. In addition, our board of directors may now take action by a simple majority, subject to certain limited exceptions that require the affirmative vote of at least one board member of each of our partners.

Service Mark License Agreement

The term of the Service Mark License Agreement has been extended. Under the amended Service Mark License Agreement, for a period of two years from date of the consummation of the SBC-AT&T Merger, subject to our achieving certain milestones, we may continue to use the AT&T brand name. If we introduce a new brand name during that two-year period, then under the amended Service Mark License Agreement we may refer to the AT&T brand name for an additional year. AT&T Corp. has agreed to waive any royalty fee payments under the Service Mark License Agreement during such period, including 2005 royalty payment. Under the amended agreement, we now have the flexibility and freedom to develop a new brand for our domestic services. In connection with the provision of AT&T Global Network services (“AGN Services”), we are allowed a limited use of the AT&T brand on a non-exclusive basis until June 2010.

AGN Agreement

The term of the AGN Agreement has been extended to June 30, 2010. Under the amended AGN Agreement, if our Mexican shareholder, Onexa S.A. de C.V., transfers certain of its interest in us, AT&T Corp.’s obligations under the AGN Agreement will terminate.

Non-Compete Provision

AT&T Corp. has agreed that neither it nor its affiliates (other than America Móvil, S.A. de C.V., Teléfonos de México, S.A. de C.V. and their affiliates (together, “TAM”) may compete directly with us in Mexico in the offering of certain specified telecommunications services, including domestic and international long distance services and AGN services.

However, AT&T Corp. is no longer required to use its best efforts to promote the use of our services in Mexico.

Insulation from Certain AT&T Affiliates

Due to the interest New AT&T Parent holds in TAM and its affiliates, AT&T Corp. has agreed that, for so long as New AT&T Parent has the right to designate at least one member to the board of directors or the executive committee of TAM:

•	none of the individuals nominated to serve as AT&T Corp.’s representatives on our board of directors or steering committee shall have any direct or indirect responsibility for New AT&T Parent’s relationship with TAM or serve within twenty-four (24) months of serving on our board of directors on either the TAM board of directors or executive committee; and

•	none of the officers of AT&T Mexico nor any individuals serving on AT&T Mexico’s board of directors shall serve as directors or officers of any New AT&T Parent affiliate holding any interest in TAM.

In addition, New AT&T Parent must establish and enforce an information policy preventing the transfer of non-public information regarding us to TAM.

Transfer Restrictions

The Joint Venture Agreement has also been amended to permit certain transfers of indirect interests in us to financially qualified buyers who are not our competitors, subject to certain rights of first offer. Under certain conditions, there are drag-along rights (that can require the sale of 100% of us) and tag-along rights (that permit the other owner to join in the transfer).

Certain Purchase and Financial Commitments

AT&T Corp. has also agreed that its affiliates will purchase certain telecommunication services from us that generate a cumulative margin after certain third party costs of no less than $164,600,000 (subject to adjustment in certain circumstances) during the period from January 1, 2006 to June 30, 2010, or else AT&T Corp. will pay the amount of deficiency. These financial commitments are guaranteed by New AT&T Parent should AT&T Corp. default in its obligations. Additionally, if AT&T Corp. fails to meet certain cumulative margin milestones by June 30, 2012, AT&T Mexico will transfer up to 15% of the total equity interests in us to Onexa and, in the event such transfer amounts to 10% or more of our total equity interests, the right to nominate one Series B director of Alestra.

Item 2.	Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 and 2005

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

	December 31, 2004		September 30, 2005
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	645,178	Ps	991,594
Restricted cash		—		21,156
Trade receivables, net		367,439		370,950
Due from affiliates and other related parties		140,500		144,471
Recoverable taxes		3,427		3,423
Other receivables		47,183		30,858
Prepaid expenses		21,419		49,088

Total current assets		1,225,146		1,611,540

REAL ESTATE AND EQUIPMENT, NET		5,746,299		5,383,990
DEFERRED CHARGES AND OTHER ASSETS, NET		905,429		695,605

Total assets		7,876,874		7,691,135

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Telmex and other carriers		132,843		172,304
Other accounts payable		112,655		101,686
Senior notes		—		534,381
Bank loans and notes payable		31,303		38,986
Due to affiliates and other related parties		121,008		91,945
Other accounts payable and accrued expenses		281,159		408,316

Total current liabilities		678,968		1,347,618

LONG-TERM LIABILITIES:
Senior notes		4,439,856		3,666,654
Bank loans and notes payable		34,229		28,118
Due to affiliates and other related parties		144,670		168,949
Estimated liabilities for seniority premiums and pension plans		67,856		73,772

Total liabilities		5,365,579		5,285,111

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		1,181,346		1,181,346
Restatement of capital stock		91,409		91,409

Contributed capital		1,272,755		1,272,755
Earned surplus		1,238,538		1,133,267

Total majority interest		2,511,293		2,406,022
Total minority interest		2		2

Total stockholders’ equity		2,511,295		2,406,024

CONTINGENCIES AND COMMITMENTS
Total liabilities and stockholders’ equity	Ps	7,876,874	Ps	7,691,135

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

	Nine months period ended September 30,
	2004		2005
REVENUES
Long distance services	Ps	2,806,540	Ps	1,527,684
Data, internet and local service		1,210,428		1,406,163

		4,016,968		2,933,847

COST OF SERVICES (excluding depreciation):
Long distance services		(1,832,925)		(719,674)
Data, internet and local service		(292,976)		(346,892)

		(2,125,901)		(1,066,566)

Administration, selling and other operating expenses		(1,076,988)		(1,055,104)
Depreciation and amortization		(721,619)		(675,036)

Operating income		92,460		137,141

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(354,625)		(339,332)
Interest income		11,366		20,546
Exchange (loss) income, net		(54,151)		145,814
Gain from monetary position		141,713		67,110

		(255,697)		(105,862)

OTHER EXPENSE, NET		(13,806)		(19,760)

(Loss) income before provision for asset tax		(177,043)		11,519
Asset tax		(3,075)		(2,304)

Net (loss) income		(Ps180,118)	Ps	9,215

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

	Capital stock						Earned surplus
	Fixed		Variable		Restatement of capital stock		Gain from restatement		Majority Retained earnings		Minority interest		Stockholders’ interest		Total equity
Balance at December 31, 2003	Ps	300	Ps	1,181,046	Ps	91,409	Ps	380,078	Ps	977,392	Ps	2,630,225	Ps	2	Ps	2,630,227

Changes in 2004:
Net loss		—		—		—				(180,118)		(180,118)		—		(180,118)
Gain from restatement		—		—		—		96,290		—		96,290		—		96,290

Comprehensive income (loss)		—		—		—		96,290		(180,118)		(83,828)		—		(83,828)

Balance at September 30, 2004		300		1,181,046		91,409		476,638		797,274		2,546,397		2		2,546,399

Balance at December 31 2004		300		1,181,046		91,409		347,010		891,528		2,511,293		2		2,511,295

Changes in 2005:
Net income		—		—		—				9,215		9,215				9,215
Deficit from restatement		—		—		—		(112,153)		—		(112,153)		—		(112,153)
Unrealized loss on cash flow hedges		—		—		—				(2,333)		(2,333)		—		(2,333)

Comprehensive income (loss)		—		—		—		(112,153)		6,882		(105,271)		—		(105,271)

Balance at September 30, 2005	Ps	300	Ps	1,181,046	Ps	91,409	Ps	234,857	Ps	898,410	Ps	2,406,022	Ps	2	Ps	2,406,024

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

	For the nine months ended September 30,
	2004		2005
OPERATING ACTIVITIES:
Net (loss) income		(Ps180,118)	Ps	9,215
Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and amortization		721,618		675,036

		541,500		684,251
Changes in working capital:
Trade receivables, net		95,000		(3,511)
Due from affiliates and other related parties		(89,132)		(3,971)
Recoverable taxes and other receivables		(15,992)		16,328
Prepaid expenses and other assets		(12,990)		(27,669)
Accounts payable		49,292		28,493
Due to affiliates and other related parties		155,268		(4,784)
Accrued interest, expenses and other payables		110,498		133,074

Resources provided by operating activities		833,444		822,211

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(335,819)		(220,982)
Deferred charges and other assets		54,670		5,926

Resources used in investing activities		(281,149)		(215,056)

FINANCING ACTIVITIES:
Decrease of senior notes		(81,872)		(773,202)
Bank loans and notes payable, net		(62,771)		535,952
Other				(2,333)
Restricted cash				(21,156)

Resources used in financing activities		(144,643)		(260,739)

Increase in cash and cash equivalents		407,652		346,416
Cash and cash equivalents, beginning of period		440,005		645,178

Cash and cash equivalents, end of period	Ps	847,657	Ps	991,594

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

1.	ACTIVITY OF THE COMPANY AND DEBT RESTRUCTURING

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. “Onexa” (51%) and AT&T Telecom Mexico, Inc. (49%). Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S. A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%).

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. Alestra did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll-out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 198 cities as of December 31, 2004.

On May 30, 2000, the Ministry of Communications amended Alestra’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users in the cities of Mexico, Monterrey and Guadalajara. The Company started offering this service in 2001. The local telephony concession was modified to allow Alestra to offer a full range of local services throughout Mexico on a regional basis.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

After November 18, 2005, following the consummation of the merger of AT&T Corp. (“AT&T”) (the owner of 100% of AT&T Telecom Mexico, Inc (“AT&T Mexico”), Alestra´s 49% shareholder) with SBC Communications Inc. (“SBC”) (the “SBC-AT&T Merger”), the company and its shareholders amended its Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) to modify its corporate governance and certain other provisions. Alestra also amended the Amended and Restated Service Mark License Agreement with AT&T (the “Service Mark License Agreement”), the AT&T Global Network Cooperation Agreement between AT&T and the company (the “AGN Agreement”) and its bylaws (the “Bylaws”). The Service Mark License Agreement has been amended to provide for Alestra’s continued use of the AT&T brand for a period of two years from the consummation of the SBC-AT&T Merger, subject to Alestra achieving certain milestones. If Alestra introduces a new brand name during that two-year period, then Alestra may use the AT&T brand name for an additional year. The term of the AGN Agreement has been extended to June 30, 2010.

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes. As a result of the debt restructuring, the Company extinguished, pursuant to the exchange and cash tender offers, US$232.9 million and US$254.2 million of its 12.125% and 12.625% Old Senior Notes, respectively, representing 85.5% of the total Old Senior Notes issued. As a consequence, the Company issued Ps3,657,312 (US$304 million) of new Senior Notes bearing an interest of 8% due in 2010 (the “New Senior Notes”) in exchange of Ps3,435,582 (US$287 million) of the Old Senior Notes and paid Ps1,316,774 (US$110 million) as a cash tender offer to extinguished Ps2,394,134 (US$200 million) of the Old Senior Notes.

In addition, the Company paid Ps180,141,154 (US$16,401,848) of accrued interest to the remaining noteholders of the Old Senior Notes, representing 14.5.%, who did not accept the terms of the Company’s debt restructuring.

In order to maintain the viability of the Company, Company’s management has refocused its business strategy and implemented a number of short-term measures that have resulted in cost savings. Certain elements of this new strategy include reducing the cost structure, focusing capital expenditures on segments that may offer more attractive margins and focusing on the segment related to data, internet and local services.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

2.	PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation

The interim consolidated financial statements of Alestra have been prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 4.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2004 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b.	Recognition of the effects of inflation

The financial information for prior periods has been restated to September 30, 2005 purchasing power by applying the corresponding restatement factor.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

3.	CONTINGENCIES

a.	In September 2003, WRH Global Securities Pooled Trust (“WRH”) commenced an action against the Company, its equity holders and the indenture trustee of the indentures governing the Old Senior Notes in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin the Company from consummating its exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against the Company to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it had sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003. The Company moved, and WRH cross-moved, for summary judgment on WRH’s claim that its Senior Notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling the court granted its motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its Senior Notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the Old Senior Notes had been ipso facto accelerated. In January 2004, the Company, its equity holders and the indenture trustee of the indentures governing the Old Senior Notes moved to dismiss the amended complaint. The motion to dismiss the amended complaint is pending.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

4.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Nine months ended September 30,
	2004		2005
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican GAAP	(Ps	180,118)	Ps	9,215

U.S. GAAP adjustments:
Difference in interest expense		205,518		207,964
Reversal of debt issuance costs, net		1,897		2,715
Fifth amendment effect on depreciation expense		(58,692)		(76,134)
Reversal of preoperating expense amortization		169,702		169,670
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(842)		(842)
Depreciation of capitalized interest under U.S. GAAP		(5,084)		(5,084)

Total U.S. GAAP adjustments		312,499		298,289

Net income under U.S. GAAP	Ps	132,381	Ps	307,504

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

	Nine months ended September 30,
	2004		2005
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,546,399	Ps	2,406,024

U.S. GAAP adjustments:
Effect on total debt of extinguishment		(1,405,281)		(1,134,049)
Effect on debt issuance costs		(26,422)		(26,422)
Accumulated amortization of debt issuance costs		3,707		7,417
Fifth amendment effect on real estate and equipment		194,188		326,107
Preoperating expenses		(2,174,238)		(2,174,238)
Accumulated amortization of preoperating expenses		1,605,891		1,832,296
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S.GAAP		47,385		47,385
Accumulated depreciation for comprehensive financing costs and interest capitalization		(37,512)		(45,414)

Total U.S. GAAP adjustments		(1,792,284)		(1,166,920)

Total stockholders’ equity under U.S.GAAP	Ps	754,115	Ps	1,239,104

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2004		2005
Balance at beginning of period	Ps	621,734	Ps	933,933
Unrealized loss on cash flow hedges				(2,333)
Net income for the year		132,381		307,504

Balance at end of period	Ps	754,115	Ps	1,239,104

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of September 30, 2004 and 2005 is as follows:

	2004		2005
Capital stock	Ps	11,273,064	Ps	11,273,064
Accumulated losses		(10,518,949)		(10,033,960)

Total stockholders’ equity under U.S. GAAP	Ps	754,115	Ps	1,239,104

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the nine months ended September 30, 2004 and 2005:

	2004		2005
Net revenues	Ps	4,016,968	Ps	2,933,847
Cost of services (excluding depreciation presented separately below)		(2,125,901)		(1,066,566)
Administration and selling		(1,076,988)		(1,055,105)
Depreciation and amortization		(616,535)		(587,425)

Operating income		197,544		224,751

Comprehensive financial result:
Interest income		11,366		20,546
Interest expense		(149,138)		(131,368)
Exchange (loss) gain, net		(54,151)		145,814
Gain from monetary position		143,641		67,110

		(48,282)		102,102
Debt issuance costs, net				2,715
Other expense		(13,806)		(19,760)

Net income before asset tax		135,456		309,808
Asset tax		(3,075)		(2,304)

Net income for the period	Ps	132,381	Ps	307,504

Minority interest

Under Mexican GAAP minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Effects of the restructuring of the Old Senior Notes

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the new Senior Notes are being amortized over the term of the new Senior Notes and interest expense is determined using the actual rate on the new Senior Notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

For U. S. GAAP purposes, the debt restructuring of the old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the old Senior Notes does not exceed the total future cash payments specified by the new Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps142,590 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps116,872 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Pre-operating Expenses

Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction and on pre-operating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for nine months ended September 30, 2004 and 2005 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to September 30, 2005 purchasing power.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2005)

	Nine months ended September 30,
	2004		2005
OPERATING ACTIVITIES:
Net income	Ps	132,381	Ps	307,504
Adjustments to reconcile net income to cash flows (used in) provided by operating activities:
Gain from monetary position		(143,641)		(67,110)
Unrealized exchange gain (loss)		49,204		(142,784)
Depreciation and amortization		616,535		587,425
Allowance for doubtful accounts		1,673		19,156
Changes in operating assets and liabilities:
Current assets		10,568		(121,725)
Current liabilities		291,104		201,283

Cash flows provided by operating activities		957,824		783,749

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(335,819)		(220,982)
Deferred charges and other assets		54,670		5,926

Cash flows used in investing activities		(281,149)		(215,056)

FINANCING ACTIVITIES:
Payments of bank loans		(60,352)		(26,276)
Restricted cash				(21,156)

Cash flows used in financing activities		(60,352)		(47,432)

Net effect of inflation on cash and cash equivalents		(208,671)		(174,845)

Increase in cash and cash equivalents		407,652		346,416
Cash and cash equivalents, beginning of period		440,005		645,178

Cash and cash equivalents, end of period	Ps	847,657	Ps	991,594

Interest and taxes paid:
Interest paid	Ps	215,658	Ps	194,042
Asset tax paid		1,581		1,276

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: December 2, 2005